UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Uruguayan Air Force buys five Embraer A-29 Super Tucano
by converting options into firm orders

•	Uruguay becomes the sixth nation to operate the A-29 in South America

Montevideo, Uruguay, January 14, 2025 – Embraer (NYSE: ERJ/B3: EMBR3) today announced that the Uruguayan Air Force (FAU) and the Uruguayan Ministry of National Defense (MDN) have converted options for five A-29 Super Tucano aircraft into firm orders. The agreement is part of a commitment signed in August 2024, when the FAU has announced a firm order for one aircraft plus the options that have now been converted. The agreement also includes mission equipment, integrated logistics services and a flight simulator. The contract is part of a fleet renew program to expand FAU's operational capacity.

“The relationship between Embraer and the Uruguayan Air Force has been growing and we are particularly pleased to announce this deal in the year in which we celebrate 50 years of Embraer's first export contract, to Uruguay,” said Bosco da Costa Junior, President and CEO of Embraer Defense & Security. “We are ready to offer the best multimission aircraft to the FAU as well as our full support to increase their operational readiness and to enhance their capabilities to accomplish strategic missions such as border surveillance”.

"The acquisition of the A-29 Super Tucano and the flight simulator will provide Uruguay with airspace defense capabilities and is part of the commitment assumed by the government to renew the material and equipment of our Armed Forces to fulfill their assigned missions," says Uruguayan Minister of National Defense, Armando Castaingdebat.

“This incorporation projects us technologically, and upon completion of the A-29 acquisition process, it allows us to face, together with Embraer, the new regional security paradigms,” said Commander in Chief of the Uruguayan Air Force, General Luis H. De León.

With Uruguay and the recent acquisition of the first A-29 in NATO configuration (A-29N) by Portugal, the A-29 Super Tucano reaches 20 operators worldwide, boasting over 290 orders. The number of air forces operating the A-29 Super Tucano steadily expands due to its unmatched combination of features, making it the most cost-effective, accessible, and versatile choice.

For Air Forces seeking a proven, comprehensive, efficient, reliable, and cost-effective solution on a single platform, coupled with great operational flexibility, the A-29 Super Tucano offers a wide range of missions such as close air support, air patrol, special operations, air interdiction, JTAC, forward air controller (FAC), air and tactical coordinator (TAC), Armed ISR, border surveillance, reconnaissance, air escort, basic, operational and advanced training, transition to air superiority fighters, JTAC/LIFT and FAC training.

Images: https://embraer.bynder.com/share/53C3E84E-4DF5-4ECE-B46AF7C34F7A2CC7/

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations